UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

BLAST ENERGY SERVICES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

093440105
(CUSIP Number)

Eric A. McAfee
20400 Stevens Creek Blvd., Suite 700, Cupertino CA 95014
Telephone: (408) 873-0400
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON: I.R.S. Identification Nos. of above persons (entities only). Eric A. McAfee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,123,098 shares of common stock
	8	SHARED VOTING POWER 10,813,436 and 3,000,000 shares of Series A Preferred Stock
	9	SOLE DISPOSITIVE POWER 1,123,098 shares of common stock
	10	SHARED DISPOSITIVE POWER 10,813,436 and 3,000,000 shares of Series A Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,526,534 shares of common stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 53.0%
14	TYPE OF REPORTING PERSON IN
_______
* Includes shares of common stock issuable upon conversion of the shares of Preferred Stock and the convertible Promissory Note described below.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 1, 2011 by Eric A. McAfee (the “Schedule 13-D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13-D. Except as expressly amended and supplemented by this Amendment, the Schedule 13-D is not amended or supplemented in any respect.

ITEM 3.  SOURCE OF AMOUNT OF FUNDS OR OTHER COMPENSATION

On February 27, 2008, the Company and Berg McAfee Companies, LLC (”BMC”, which is beneficially owned by Clyde Berg (“Berg”) and Eric A. McAfee) entered into a $1,120,000 Secured Promissory Note, which was due on February 27, 2011, and accrued interest at the rate of 8% per annum until paid.

On January 5, 2011, the Company, BMC, McAfee Capital LLC and Berg agreed to (a) enter into Amendment No. 1 to the February 27, 2008 Promissory Note (the “Amended Note” or the “BMC Note”).

Along with other amendments to the terms of certain outstanding Preferred Stock, the Amended Note revised and amended the terms of the original note to extend the maturity date of such note from February 27, 2011 to February 27, 2013; to increase the amount of notice the Company is required to provide BMC in the event the Company desires to prepay the note from five (5) days to thirty (30) days); to subordinate the security for such note to the Company’s obligations due to and in connection with the drilling and completion of the Guijarral Hills development project and the payoff of the Company’s $300,000 promissory note due to Sun Resources Texas, Inc.; and to provide BMC the right to convert the amount outstanding under the note into shares of the Company’s common stock at the rate of $0.08 per share.

On or around May 19, 2011, the Company entered into a Promissory Note with Berg to evidence an aggregate principal amount of $100,000 owed by the Company to Berg (the "Berg Note" and collectively with the BMC Note, the “Notes”).

On January 13, 2012, Blast Energy Services, Inc., a Texas corporation (the “Company”) entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with Blast Acquisition Corp., a newly formed wholly-owned Nevada subsidiary of the Company (“MergerCo”), and Pacific Energy Development Corp., a privately-held Nevada corporation (“PEDCO”), pursuant to which MergerCo will be merged with and into PEDCO, with PEDCO being the surviving entity and becoming a wholly-owned subsidiary of the Company, in a transaction structured to qualify as a tax-free reorganization (the “Merger”).

In connection with the Merger Agreement, on January 13, 2012, the Company entered into the Debt Conversion Agreement (the “BMC Debt Conversion Agreement”) with BMC and Berg. The BMC Debt Conversion Agreement modified the Notes to provide that all principal and accrued interest under the Notes shall be converted into shares of the Company's common stock at a conversion price of Two Cents ($0.02) per share (the “Conversion”).  Pursuant to the BMC Debt Conversion Agreement, the Conversion shall take place, at such time as the Company shall provide the debt holders one (1) day’s prior notice of the Company’s intent to convert such debt, which shall not be more than five (5) business days prior to the record date of a shareholder meeting for voting on the Merger transaction (the “Conversion Date”).  The BMC Debt Conversion Agreement can be terminated by either party in the event the record date for the shareholder meeting has not occurred by June 1, 2012 (and the cause of such delay is not the result of the actions of the terminating party) or if the Board of Directors of the Company withdraws or materially modifies their recommendation of the Merger (the “Termination Rights”).

As a result of the BMC Debt Conversion Agreement, the principal amount of the BMC Note held by BMC, which Mr. McAfee is deemed to beneficially own (along with Berg), can be converted into an aggregate of 56,000,000 shares of the Company’s common stock based on a conversion price of $0.02 per share (not including any accrued and unpaid interest), assuming that the Company provides BMC notice of its intent to convert the debt into common stock and such BMC Debt Conversion Agreement is not terminated by either party in the event the Merger has not occurred prior to June 1, 2012.  Because the conversion of the BMC Note could occur within the next sixty (60) days, BMC is deemed to beneficially own all 56,000,000 shares of common stock issuable upon conversion of the BMC Note pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)
Mr. McAfee beneficially owns 75,526,534 shares of common stock, representing 53.0% of the Company’s outstanding shares of common stock, which includes 7,500,000 shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock beneficially owned by Mr. McAfee and 56,000,000 shares of common stock issuable upon conversion of the Convertible Promissory Note beneficially owned by Mr. McAfee, subject to the terms and conditions described above and not including any accrued and unpaid interest thereon.

(b)	Mr. McAfee holds the sole power to vote and direct the vote and the sole power to dispose and to direct the disposition of 1,123,098 shares of common stock which he holds.

(c)	None.

(d)
Clyde Berg has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 8,733,436 shares of common stock beneficially owned by Berg McAfee Companies LLC, which Mr. McAfee and Mr. Berg are deemed to beneficially own.  Mr. McAfee is also deemed to beneficially own 2,080,000 shares of common stock and 3,000,000 shares of Series A Preferred Stock owned by McAfee Capital, LLC.

(e)	N/A

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

10.1*	BMC Debt Conversion Agreement, dated January 13, 2012
________
* Filed as an exhibit to Blast Energy Services, Inc.’s Current Report on Form 8-K, filed with the Commission on January 20, 2012, and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February __, 2012	By:	/s/ Eric A. McAfee
Eric A. McAfee

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